Exhibit 99.(4)(a)(ii)

MUTUAL OF AMERICA LIFE INSURANCE COMPANY

[320 PARK AVENUE NEW YORK NY 10022-6839 • 212 224 1600]

(hereafter called the “Company”)

Group annuity contract TDA-2006 between the Company and [ABC Company] is hereby amended, effective as of [January 1, 2009] [the Effective Date], as follows:

Subsection 7.3 of this Contract is deleted and replaced with the following:

7.3	Effects Of Discontinuance

Discontinuance of this Contract shall not relieve the Contract Holder of obligations incurred by it before this Contract was discontinued. Accordingly, after this Contract is discontinued, all provisions of this Contract shall continue to apply, subject to the following:

(a)	No further amounts shall be contributed under this Contract on behalf of Participants, except for the contribution of any required amounts due under the terms of the Plan prior to the date this Contract was discontinued, or for any repayments of Participant loans.

(b)	(i) For Participants who are not entitled to any benefits under this Contract prior to the effective date of this amendment, the Contract Holder may elect, by Notice, that the Account Values for all such Participants be paid to the insurance company or custodian designated in such Notice to hold the assets of the Plan in a Section 403(b) of the Code annuity contract or custodial account. If such election is made and if the Notice is accompanied by a certified copy of a board resolution authorizing the transfer to the designated payee, the Company shall withdraw the Account Values for all such Participants and upon such withdrawal, subject to subsection 4.6 of this Contract, pay the amounts so withdrawn to the designated payee in a single sum. Such withdrawal shall be made within 30 days of the date of the Valid Transaction Date unless the Contract Holder requests a later date.

(ii) For Participants who are entitled to any benefits under this Contract prior to the effective date of this amendment, the Contract Holder may elect, by Notice, that the Account Values for all such Participants be paid to the insurance company or custodian designated in such Notice. If such election is made and if the Notice is accompanied by an individual transfer request from each such Participant and a certified copy of a board resolution authorizing the transfer to the designated payee, the Company shall withdraw the Account Values for each such Participant and upon such withdrawal, subject to subsection 4.6 of this Contract, pay the amounts so withdrawn to the designated payee in a single sum. Such withdrawal shall be made within 30 days of the date of the Valid Transaction Date unless the Contract Holder requests a later date. Account Values for all Participants for whom no individual transfer request is received shall continue to be held under this Contract and subject to its terms.

(c)	Notwithstanding subsection 4.2 of this Contract, under a plan to terminate the Plan the Contract Holder may elect by Notice, subject to the provisions of the Plan and all applicable requirements of the Code, that all Account Values be distributed to the Participants in a single sum and/or be used to purchase annuity benefits for the Participants. Within 30 days of the Valid Transaction Date, unless the Contract Holder requests a later date, the Company shall withdraw the Account Values and make the single sum distributions and/or purchase the annuity benefits as elected by the Participants. If no annuity benefits are available under the Plan, the Contract Holder may direct that all distributions be made in single sums and Participant elections are not required.

(d)	Notwithstanding any other provision of this Contract, if this Contract is discontinued all administrative services to the Contract Holder shall terminate without notification to the Contract Holder.

This amendment is executed at New York, New York.

/s/ Kevin Brady
Vice President